

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 30, 2018

<u>Via E-Mail</u>
Grant Cardone
Chief Executive Officer and President
Cardone Equity Fund V, LLC
18909 NE 29th Avenue
Aventura, FL 33180

> **Re: Cardone Equity Fund V, LLC**
> **Offering Statement on Form 1-A**
> **Filed July 3, 2018**
> **File No. 024-10865**

Dear Mr. Cardone:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You state on page 21 that, subject to Rule 255 of the Securities Act of 1933 and corresponding state regulations, you are permitted to generally solicit investors by using advertising mediums, such as print, radio, TV and the Internet. We note the references to Cardone Equity Fund V on the website of Cardone Capital, your manager. See https://cardonecapital.com/investments/. We further note your videos regarding investing in Cardone Capital. See https://www.youtube.com/watch?v=4K0pWt8WwrI. Please provide your analysis as to how these communications comply with Regulation A and Section 5 under the Securities Act.

2. We note your disclosure on page 17 and throughout the offering statement that references your strategy to pay a monthly distribution to investors that will result in a return of approximately 15% annualized return on investment. We further note you have commenced only limited operations, have not paid any distributions to date and do not appear to have a

basis for such return. Please revise to remove this disclosure throughout the offering statement.

3. We note section 13 of your operating agreement regarding the internal dispute resolution procedure and mandatory arbitration. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes once the internal dispute resolution procedures are followed and describe how you intend the tiered approach to work in practice. Please revise your offering statement to describe this provision and add risk factor disclosure regarding how this provision will impact holders of your Class A interests. Please address, without limitation, how this provision may impact the rights of Class A interest holders, the reasons for adopting the provision, and any questions as to enforceability of this provision under federal law and the laws of the State of Delaware. In addition, please revise to:

    a. Describe specifically the basis for your belief that this provision is enforceable under federal law and the laws of the State of Delaware;

    b. Clarify whether the provision applies to claims under the US federal securities laws and whether it applies to claims other than in connection with this offering;

    c. To the extent the provision applies to federal securities law claims, please revise the disclosure and the subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws; and

    d. Clarify whether purchasers of interests in a secondary transaction would be subject to the arbitration provision.

Manager, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 53

4. Please revise to clarify the nature of each person's principal occupation and employment during the past five years.

Prior Performance, page 56

5. We note your disclosure in the table on page 61. Please tell us what you mean by "Cash Distributions to Investors Source Investment Income" and "Sources (on cash basis) Operations" and how you determined the distribution amounts listed in the table.

6. We note your disclosure on page 62 regarding the total return to investors from certain programs. Please provide us with a more detailed explanation of how you determined these returns and provide your analysis detailing why you believe it is appropriate to provide this information when the programs are not yet completed.

Note 2: Summary Significant Accounting Policies

Basis of Presentation, page F-7

7. We note your disclosure that the Company is an investment company that follows the specialized accounting and reporting guidance of ASC Topic 946, and your disclosure under the headings Real Estate Investments and Investments in Real Estate Transactions. Please tell us how you meet the assessment described in paragraphs 946-10-15-4 through 15-9 of ASC Topic 946.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3856 or Shannon Sobotka Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) (202) 551-7150 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.
        Trowbridge Sidoti LLP